Mail Stop 3561

September 4, 2008

<u>Via U.S. Mail</u>

Ms. Phung Ngo-Burns, Interim Chief Financial Officer
ExpressJet Holdings, Inc.
700 North Sam Houston Parkway West
Suite 200
Houston, Texas 77067

   Re: **ExpressJet Holdings, Inc.**
       Form 10-K for the year ended December 31, 2007
       Filed March 20, 2008
       File No. 001-31300

Dear Ms. Ngo-Burns:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Ms. Phung Ngo-Burns, Interim CFO
ExpressJet Holdings, Inc.
September 4, 2008
Page 2

Annual Report on Form 10-K for the year ended December 31, 2007

Financial Statements, page 64
Notes to Consolidated Financial Statements, page 74
Note 1 - Summary of Significant Accounting Policies, page 77
(g) Intangible Assets, page 79

1.	Reference is made to your disclosure regarding Airport operating rights. Please
	revise your disclosure in future filings to comply with all disclosure requirements
	of paragraph 45(a) of SFAS No. 142.

Note 3 – Segment Reporting, page 88

2.	We note from page 48 that before 2007, the company did not have segments that
	were deemed material and therefore, financial data is only presented for the
	Contract Flying segment for the year 2006 and prior. Specifically, we note that
	Aviation Services was aggregated with Contract Flying in prior periods. Please
	note that if a segment is identified for reporting in the current period, prior period
	results should be restated, regardless of materiality, to reflect the segment
	separately for comparability unless it is impracticable to do so. Refer to
	paragraphs 23 and 34-35 of SFAS 131 and revise future filings as appropriate.

Item 13. Certain Relationships and Related Transactions, and Director Independence,
page 110

3.	You indicate that the information required by Item 13 is incorporated by reference
	to the information set forth in the definitive proxy statement for your 2008 annual
	stockholders meeting. However, we were unable to find such information in your
	definitive proxy statement filed on April 10, 2008 for your annual stockholders
	meeting to be held on May 22, 2008. Please ensure future filings comply with the
	disclosure requirements outlined in Items 404 and 407(a) of Regulation S-K.

Quarterly report on Form 10-Q for the period ended June 30, 2008

Financial Statements, page 1
Consolidated Statements of Operations (Unaudited), page 1

4.	We note your presentation of "Special Charges" consisting of impairment charges
	to long-lived assets and goodwill through June 30, 2008. Please note that income
	statement descriptions should be evaluated so that ordinary costs and write-offs
	are not characterized as restructuring or special charges. It appears the

impairments to long-lived assets and goodwill were as a result of normal impairment tests and are not "special" in nature. Please revise future filings accordingly.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief